Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A., TELEMAR NORTE LESTE S.A., COARI PARTICIPAÇÕES S.A., BRASIL TELECOM PARTICIPAÇÕES S.A. AND/OR BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to:

•	the proposed merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”);

•	the proposed share exchange (incorporação de ações) between Brasil Telecom and Coari Participações S.A. (“Coari”); and

•	the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger.

In connection with the proposed share exchange between Brasil Telecom and Coari, Coari plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed share exchange.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Brasil Telecom, Coari or Telemar, as applicable.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A., Telemar, Coari, Brasil Telecom Holding and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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EXHIBITS

Exhibit Number	Description of Document
1	Material Fact filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities Commission (Comissão de Valores Mobiliários) on August 12, 2009 (English Translation).

2	Excerpts from Registration Statement on Form F-4 of Brasil Telecom S.A. filed with the U.S. Securities and Exchange Commission on August 12, 2009 relating to the proposed merger of Brasil Telecom Participações S.A. with and into Brasil Telecom S.A.

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF Nº 02.558.134/0001-58

NIRE Nº 33.3.0026253-9

Publicly held Company

TELEMAR NORTE LESTE S.A. CNPJ/MF Nº 33,000.118/0001-79 NIRE Nº 33.3.0015258-0 Publicly held Company	COARI PARTICIPAÇÕES S.A. CNPJ/MF Nº 04.030.087/0001-09 NIRE Nº 35.3.0018062-3 Publicly held Company

BRASIL TELECOM PARTICIPAÇÕES S.A. CNPJ/MF Nº 02.570.688/0001-70 NIRE Nº 53.3.0000581-8 Publicly held Company	BRASIL TELECOM S.A. CNPJ/MF Nº 76.535.764/0001-43 NIRE Nº 53.3.0000622–9 Publicly held Company

NOTICE OF MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”), Brasil Telecom Participações S.A. (“BrTP”) and Brasil Telecom S.A. (“BrTO” and, together with TNL, Telemar, Coari, BrTP and BrTO, the “Companies”), pursuant to and in accordance with Instructions No. 319/99 and No. 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), and following the matters disclosed in the Material Facts released on April 25, 2008, January 8, 2009 and July 15, 2009, hereby inform their shareholders and the market in general of the following matters:

1. Corporate Reorganization

In July 31, 2009, the mergers contemplated by the Intermediate Corporate Reorganization (Step 1) were completed concluded, the objective of which was to eliminate the intermediate companies in the control structure of BrTP and BrTO, and as a result Coari, a direct subsidiary of Telemar, acquired direct control of BrTP and indirect control of BrTO.

In order to continue the implementation of the transactions announced in the Material Fact released on April 28, 2009, the managements of the Companies intend to implement the second phase of the Corporate Reorganization, in order to simplify the control structure of BrTP and BrTO through subsequent transactions that will cumulatively result in the migration of the shareholder bases of BrTP and BrTO to Telemar.

The second phase of the Corporate Reorganization will involve the following steps:

(i) the merger of BrTP with and into BrTO, with the absorption of the assets and liabilities of BrTP by BrTO, which will result in the migration of BrTP’s shareholder base to BrTO, following which BrTP will cease to exist (the “Merger”) (Step 2);

(ii) a share exchange between BrTO and Coari, a publicly held company that is a direct subsidiary of Telemar, which will result in BrTO becoming a wholly-owned subsidiary of Coari and the migration of BrTO’s shareholders at that time to Coari (the “Share Exchange”) (Step 3); and

(iii) a merger of Coari with and into Telemar, with the absorption of the assets and liabilities of Coari by Telemar, which will result in the migration of Coari shareholders at that time to Telemar, following which Coari will cease to exist (the “Telemar Merger”) (Step 4).

The Merger requires registration of the shares to be issued by BrTO under the U.S. Securities Act of 1933, which the managements of the Companies estimate could occur within 45 days. The general shareholders’ meetings of BrTP and BrTO that will consider the Merger will be eventually summoned and shall be held approximately 30 days after the registration statement with respect to these shares is declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

This Material Fact is solely for the purpose of announcing the information related to the Merger, as required by the CVM Instruction No. 319/99 for such transaction.

In accordance with information previously released, the structure and conditions of the Share Exchange and the Telemar Merger remain subject to definition resulting from analysis and studies currently being conducted by the managements of the Companies, including the analysis of the actions necessary for the approval of the listing of Coari shares and Telemar shares on the New York Stock Exchange and the registration of these shares with the SEC and with the Brazilian Securities, Commodities and Future Exchange (BM&FBOVESPA — Bolsa de Valores, Mercadorias e Futuros, or the “BM&FBOVESPA”).

After the completion of such analysis and previous actions necessary for the Share Exchange and the Telemar Merger, such information will be made public.

2. Corporate Structure. The shareholding structure of the Companies before and after the Merger is shown in the following diagrams:

3. Objectives, Benefits and Justification of the Merger.

3.1. Objectives, Benefits and Justification of the Merger. The Merger represents one of the steps required to implement the Corporate Reorganization, and has following specific objectives:

(i) aligning the interests of the BrTP and BrTO shareholders, which are companies under common control;

(ii) simplifying the capital and corporate structure of BrTP and BrTO, reducing administrative costs;

(iii) enhancing the liquidity of the BrTO shares; and

(iv) eliminating the costs of separate listings of the shares of BrTP and BrTO, as well as costs arising from the public disclosure obligation for information released separately by BrTP and BrTO.

3.2. Goodwill absorbed by BrTO in the Merger. The goodwill recorded by BrTP as a consequence of the Merger of Copart 1 Participações S.A. (“Copart 1”) with and into BrTP worth R$8,235,520,378.00 (eight billion, two hundred and thirty five million, five hundred and twenty thousand, three hundred and seventy eight Brazilian reais), arising from the acquisition of 100% of the shares issued by Invitel and 35.52% of the shares issued by BrTP, is based on the surplus value of the fixed assets and the concession right for the Fixed Switched Telephony Services (STFC) held by BrTO. The amount of the goodwill net of (i) the estimated amortization during the period from January 2009 until October 2009, and (ii) the provision for maintaining the veracity of the net equity established in accordance with CVM Instruction No. 319/99, is R$3,761,805,623.55 (three billion, seven hundred and sixty-one million, eight hundred and five thousand, six hundred and twenty-three reais and fifty-five centavos). Due to the merger of BrTP with and into BrTO, the goodwill will be amortized by BrTO, in compliance with Brazilian current tax law, generating tax benefits.

The special goodwill reserve established by BrTP as set forth in §1, Article 6 of CVM Instruction No. 319/99 as a result of the merger of Copart 1 with and into BrTP, will be incorporated to BrTO and will be applied in favor of all the shareholders, pursuant to §2, Article 6 of CVM Instruction No. 319/99.

4. Previous Corporate and Business Acts. In addition to the transactions and acts disclosed in the Material Facts released on April 25, 2008, January 8, 2009 and July 15, 2009, the Boards of Directors of BrTP and BrTO approved the signature of the Protocol and Justification of the Merger, as well as the appraisal reports and other related documents, and decided to convene the BrTP and BrTO shareholders in order to deliberate on the proposed Merger.

5. Shares Exchange Ratios in the Merger.

5.1. Exchange Ratios in the Merger. As a result of the Merger, to the shareholders of BrTP, 1.2190981 common shares of BrTO will be issued in substitution for each outstanding common share of BrTP, and 0.1720066 common shares and 0.9096173 preferred shares of BrTO will be issued in substitution for each outstanding preferred share of BrTP (the “Exchange Ratios”).

5.2. Exchange Ratio Criteria. The Exchange Ratios were determined based on the weighted average daily market prices for the shares issued by BrTO and BrTP on the BM&FBOVESPA during the 90 (ninety) calendar days between January 24, 2008 and April 23, 2008, according to the Material Fact released in April 25, 2009, and adjusted by interest on shareholders’ equity declared from January 1, 2008 through the date of execution of the Protocol and Justification of the Merger.

5.3. Reasons Why the Merger is Considered Fair for the Shareholders. The managements of the Companies believe that the Merger is fair, in light of the fact that the shares issued by BrTO and BrTP are highly liquid and the Exchange Ratios were determined on the basis of the market prices for these shares.

5.4. Fractional Shares. Fractions of BrTO shares resulting from the substitution of the shares held by each BrTP shareholder will be grouped into whole shares, and sold at an auction to be held on the BM&FBOVESPA, with the amounts received in such sale made available to the respective shareholders after the final financial settlement of the shares sold through the auction

6. Net Worth Appraisal Criteria for BrTP and BrTO.

6.1. Net Worth Appraisal. The Net Worth of BrTP was appraised by the specialized firm, Apsis Consultoria Empresarial Ltda. with head offices at Rua São José 90, Suite 1,082, in the City and State of Rio de Janeiro, registered with the Treasury Ministry on the National Corporate Tax-Payers’ Register under CNPJ/MF No. 27,281,922/0001-70 (“Apsis”), on the basis of its book value, as shown in the audited financial statements issued by BrTP as of May 31, 2009 (the “Base Date”) taking into account the following events that occurred after the Base Date: (i) the acquisition by Copart 1 of 40,452,227 common shares of BrTP in the Tender Offer for the Acquisition of BrTP common shares on June 23, 2009; (ii) the capitalization of the advance for future capital increase in the amount of R$3,645,684,817.43 by Copart 1 on June 30, 2009; (iii) the merger of Invitel with and into Solpart Participações S.A. (“Solpart”) on July 31, 2009; (iv) the merger of Solpart with and into Copart 1 on July 31, 2009; and (v) the merger of Copart 1 with and into BrTP on July 31, 2009. The selection and engagement of Apsis must be ratified and approved by the shareholders of BrTP and BrTO. The book value of the Net Worth of BrTP was assessed as of the Base Date, taking into account the adjustments described above, at the amount of R$9,083,341,784.17 (nine billion, eighty three million, three hundred forty one thousand, seven hundred and eighty four reais and seventeen centavos).

6.2. Appraisal of the Net Worth of BrTP and BrTO at Market Prices. In compliance with the provisions set forth in Article 264 of the Law No. 6,404/76 (the “Brazilian Corporation Law”), Apsis prepared the Net Worth Appraisal Report of BrTP and BrTO at market prices. The appraisals of BrTP and BrTO were prepared using the same criteria and as of the Base Date, taking into account the adjustments described above, resulting in, solely for the purposes of Article 264 of the Brazilian Corporation Law, an exchange ratio of 1.33089 outstanding shares of BrTO for each outstanding share of BrTP.

7. Treatment of Subsequent Equity Variations in the Merger. Variations in the equity of BrTP occurring between the Base Date and the effective Merger date, meaning the date on which the respective General Shareholders’ Meetings of BrTP and of BrTO approve the Merger, will be noted and recorded directly in the books of BrTO.

8. Asset and Policy Rights and Advantages of the Shares.

8.1. Rights Conferred by the Shares to be issued to BrTP Shareholders. Shareholders owning common shares of BrTP will receive common shares of BrTO, and shareholders owning preferred shares of BrTP will receive common and preferred shares of BrTO, in order to comply with the legal constraint on the allocation of the equity capital of BrTO between common shares (1:3) and preferred shares (2:3). The common and preferred shares issued by BrTO to the BrTP shareholders will entitle them to the same rights as those conferred by the other common and preferred shares issued by BrTO, respectively, including full receipt of dividends and/or interest on shareholders’ equity that may be declared by BrTO as from the date on which the Merger is approved by the shareholders of BrTO and BrTP.

8.2. Comparison between the Dividend and Voting Rights and Preferences of the Shares. The dividend and voting rights and preferences of the shares of BrTP differ in some aspects from the rights and advantages of the shares of BrTO, as shown in the following comparative table:

	BrTP	BrTO
Common Shares	1. Voting Rights:	1. Voting Rights:
	1.1. Each common share is entitled to the right to one vote in all decisions taken by the General Shareholders’ Meeting.	1.1. Each common share is entitled to the right to one vote in all decisions taken by the General Shareholders’ Meeting.
	2. Dividend Rights:	2. Dividend Rights:
	2.1. Minimum mandatory dividend of 25% of the adjusted net profits, subject to the priority payment of dividends on the preferred shares up to the preference ceiling.	2.1. Minimum mandatory dividend of 25% of the adjusted net profits, subject to the priority payment of dividends on the preferred shares up to the preference ceiling.

Preferred Shares	1. Voting Rights:	1. Voting Rights:
	1.1. The preferred shares have no voting rights, except in the following limited circumstances:	1.1 The preferred shares have no voting rights, except in the following limited circumstances:

a) decisions made in a General Shareholders’ Meeting approving the execution of long-term agreements between BrTP or its subsidiary or affiliated companies, on the one hand, and the controlling shareholder of BrTP or subsidiary or affiliated companies, companies under common control or the parent companies of the controlling shareholder of BrTP, or that in some other manner constitute parties related to BrTP, on the other hand, except when the agreements comply with uniform clauses; and

a) decisions made by the shareholders approving the contracting of foreign entities related to the controlling shareholders of BrTO to render management services, including technical assistance; in which decisions preferred shares will have the right to vote separately from the common shares; and

b) decisions made in a general shareholder’s meeting amending or revoking the following provisions of the by-laws of BrTP: (i) item II, Article 14 and its Sole Paragraph (approval of related-party agreements as described above); (ii) the Sole Paragraph of Article 15 (notice provisions applicable to convening a General Shareholders’ Meeting), and (iii) Article 48 (which requires that economic and financial analyses conducted by a well-respected independent firm precede any consolidation, merger, spin-off or dissolution of a subsidiary of BrTP ).

b) decisions made in a general shareholder’s meeting relating to the employment of foreign entities linked to the controlling shareholders of BrTO, to provide management services, including technical assistance, if the remuneration for such services will exceed 0.2% (zero point two percent) of BrTO’s consolidated annual sales for the Fixed Switched Telephone Service of the Telecommunication Transport Network Service and the Mobile Highway Telephone Service, after deductions of tax and contributions.
1.2. Holders of preferred shares have the right to elect a member of the Board of Directors of BrTO and respective alternate director through a separate ballot.
1.3. Decisions made in a general shareholder’s meeting amending or revoking the provisions in Paragraph 2, Article 25 of the bylaws of BrTO (which provides the preferred shareholders with the right to elect a member of the board of directors) requires a separate approval by the holders of preferred shares.

2. Dividend Rights	2. Dividend Rights:
2.1. Preferred shares have a priority for receipt of the minimum non-cumulative dividend in compliance with the criteria listed below, equal to the greater of:	2.1. Preferred shares have a priority for receipt of the minimum non-cumulative dividend in compliance with the criteria listed below, equal to the greater of:

(a) 6% (six per cent) per annum calculated on the amount resulting from dividing the equity capital by the total number of BrTP shares; or

(b) 3% (three per cent) per annum, calculated on the amount resulting from dividing the book net worth by the total number of BrTP shares;

(a) 6% (six per cent) per annum calculated on the amount resulting from dividing the equity capital by the total number of BrTO shares; or

(b) 3% (three per cent) per annum, calculated on the amount resulting from dividing the book net worth by the total number of BrTO shares;

2.2. In any fiscal year in which the value of the mandatory minimum dividend is not sufficient to pay out the priority dividend on the preferred shares, the mandatory minimum dividend will be increased until it is sufficient to make such payment; and

2.2. Following the allocation of the preferential amount described above, the preferred shares have the right to share in the balance of the minimum mandatory dividend under equal conditions with the common shares.

2.3. Following the allocation of the preferential amount described above, the preferred shares have the right to share in the balance of the mandatory minimum dividend under equal conditions with the common shares.

9. Treatment of Shares in BrTO held by BrTP. The shares issued by BrTO that are held by BrTP will be cancelled. There are no shares issued by BrTP held by BrTO.

10. Right of Withdrawal and Value of Reimbursement.

10.1. Right of Withdrawal in the Merger. Pursuant to the provisions set forth in Article 137 of the Brazilian Corporation Law, the right of withdrawal in the Merger is guaranteed only to shareholders owning common shares of BrTP that do not approve with the Merger, whether through dissent, abstention or not attending the General Shareholders’ Meeting of BrTP that approves the Merger. A shareholder must expressly state its intention to exercise it right of withdrawal within 30 (thirty) days as from the publication date of the Minutes of the General Shareholders’ Meeting of BrTP that approves the Merger. Shareholders owning preferred shares of BrTP will not have the right to withdraw, as the preferred shares of BrTP owned by such shareholders possess liquidity and dispersion on the market, as defined in the Brazilian Corporation Law.

10.2. The right of withdrawal of the shareholders mentioned above will be limited to the shares owned by such shareholders at the close of trading on April 25, 2008, which is the publication date of the Material Fact that announced the Merger, and may not be exercised for shares acquired subsequent to this date, pursuant to the provisions set forth in Article 137, §1 of the Brazilian Corporation Law.

10.3. Value of Reimbursement. Shareholders that do not approve the Merger at the General Shareholders’ Meeting of BrTP that approves the Merger will have the right to reimbursement for their shares at a value of R$ 15.90 (fifteen reais and ninety centavos) per share, in compliance with the most recently approved balance sheet of BrTP, which was dated December 31, 2008. The shareholders that do not approve the Merger may, upon withdrawal, request that a special balance sheet be prepared for BrTP, as set forth in §2 of Article 45 of the Brazilian Corporation Law. In this event, following the expiration of the deadline set for the reconsideration of the Merger, pursuant to §3 of Article 137 of the Brazilian Corporation Law, the shareholder will receive 80% of the reimbursement value, with the balance, if any, being paid within 120 (one hundred and twenty) days as from the date of the General Shareholders’ Meeting of BrTP that approves the Merger.

10.4. Payment of Reimbursement Amounts and Procedures for Exercising the Right of Withdrawal. The payment of reimbursement for the BrTP common shares will depend on the effective completion of the transaction, as set forth in Article 230 of the Brazilian Corporation Law, and must be realized through the credit of the corresponding amount at the depository institution for the BrTP shares, Banco Real S.A. (“Banco Real”), which will then proceed to make payment to the dissenting shareholders either directly or through the custodian agent, based on their respective registration data.

Shareholders whose shares are held in custody by the Banco Real must exercise the right of withdrawal at any of the branches of this institution, within the banking working hours of your location, by completing the corresponding forms available at the financial institution, and delivery of the certified copies of the documents required for this purpose.

10.5. The shareholders whose shares are in custody with the Assets Depositary Agency of BM&FBOVESPA, must exercise the right to withdrawal through their custody agents, if wanted.

11. Composition of the Equity Capital of BrTO after the Merger.

11.1. Composition of the Equity Capital of BrTO. The equity capital of BrTO on the date hereof is R$3,470,758,351.96, divided into 560,950,289 shares, consisting of 249,597,049 common shares and 311,353,240 preferred shares, all registered and with no par value. As a result of the Merger, the equity capital of BrTO will be increased by R$260,300,598.32, rising to R$3,731,058,950.28 represented by 203,423,176 common shares and 399,597,370 preferred shares.

11.2. BrTO Shares issued in the Merger. As a result of the Merger, 201,143,307 common shares and 209,155,151 preferred shares will be issued, all registered and with no par value, by BrTO, with the same rights as the common and preferred shares of BrTO currently in circulation. The issued shares will be paid up in full through the absorption of the assets of BrTP and will be issued to the BrTP shareholders.

12. Liabilities and Contingencies Not Posted in the Accounts. In the best judgment of the Companies’ managements, there are no significant liabilities or contingencies that have not been duly posted.

13. Merger Costs. The expenditures incurred for conducting the Merger are estimated at R$1.5 million, which encompasses hiring the auditors and specialized firms commissioned to draw up the appraisal reports, legal fees paid to law firms specialized in this type of transaction and the public notifications required by law to disclose the announcements, notices and minutes involved in legal Merger procedures and registration with the SEC.

14. Specialized Firm.

14.1. Apsis Consultoria Empresarial Ltda., a specialized consulting firm, was engaged to prepare the appraisal reports assessing the book value of the net worth of BrTP for the purpose of the capital increase of BrTO through the Merger, and the appraisal report on the net worth of BrTP and of BrTO at market prices, in order to comply with Article 264 of the Brazilian Corporation Law.

14.2 Declaration of Non-Existence of Conflicts of Interest. With regard to the above-mentioned specialized firm, there is no type of current or potential conflict, nor any community of interests, in terms of the controlling shareholders of the Companies involved in the Merger, nor the minority shareholders, which is known to the management of the Companies.

15 Approval from the Regulators.

15.1. Notification of the Merger to the Authorities. The Merger was analyzed by the National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, the Brazilian federal telecommunications regulator through its prior consent procedures in connection with the indirect acquisition of control of BrTO by Telemar. Any other notifications required for the Merger will be submitted to the competent governmental authorities in accordance with the governing law.

15.2. SEC. The Merger and resulting issuance of new shares of BrTO is conditioned on the applicable registration with the SEC. The General Shareholders’ Meetings of BrTP and BrTO to approve the Merger will not be held prior to the declaration by the SEC that the applicable registration statement is effective. Therefore, the documents related to the Merger, such as the Protocol and Justification and the Appraisal Reports, may be subject to alteration in order to comply with possible future requirements established by the SEC. Any alterations to the Merger documents will be disclosed to the shareholders of the Companies.

16 Additional Information.

16.1. Auditing the Financial Statements. In compliance with the provisions of the Brazilian Corporation Law and Article 12 of CVM Instruction No. 319/99, Deloitte Touche Tohmatsu has been selected to audit the financial statements of BrTP used as the basis for the Merger.

16.2. Trading on the BM&FBOVESPA. Under practices established by the BM&FBOVESPA S.A, BrTP shares will be traded under the BrTP ticker until the deadline established for the exercise of the right of withdrawal or until the expiry of the period of 10 (ten) days set in Article 137, § 3 of the Brazilian Corporation Law during which no new General Shareholders’ Meeting of BrTP is convened.

16.3. American Depositary Share Program for BrTO Common Shares. As the shareholders owning preferred shares of BrTP, including the custodian of the depositary for the American Depositary Shares (“ADS”) of BrTP, will receive common and preferred shares issued by BrTO as a consequence of the Merger, the BrTO management approved the establishment of an ADSs program for the BrTO common shares, and holders of ADSs representing BrTP preferred shares will receive in exchange for those ADSs, both ADSs representing preferred shares of BrTO under BrTO’s existing ADS program and ADSs representing common shares of

BrTO under BrTO’s new ADS program. The depositary institution for the ADSs representing common shares issued by BrTO will be The Bank of New York Mellon and the custodian institution will be Banco Itaú S.A. Each of these ADSs will represent one common share issued by BrTO.

16.4. Fractional ADRs of BrTO. Fractional entitlements to ADS representing common shares and preferred shares of BrTO resulting from the substitution of the shares represented by the BrTP ADSs will be grouped into whole BrTO ADSs and the depositary for the BrTO ADSs will try to sell on the New York Stock Exchange the aggregate of those fractional BrTO ADSs. The net proceeds (after deducting applicable fees and expenses, including sales commissions) received in such sales will be made available to registered holders of the BrTP ADSs approximately five business days after the BrTP depositary completes sales of the aggregated fractional BrTO ADSs on the NYSE.

16.5. Documents related to the Merger. All documents related to the Merger (such as the Protocol and Justification, Appraisal Reports, among others) are available on the websites of BrTP and BrTO (www.oi.com.br/ri). Copies of these materials will also be available on the websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bovespa.com.br) from this date onwards. Shareholders wishing to consult and examine the documents at the head offices of BrTP and BrTO (both located at SIA SUL – ASP, Lot D, Block B, City of Brasília, Federal District) must schedule the dates and times of appointments with the Investor Relations Departments of BrTP (55 21 3131-1123/15) or BrTO (55 21 3131-1123/15).

The managements of the Companies will keep their shareholders and the market informed on any subsequent events related to the Corporate Reorganization.

Rio de Janeiro, August 12, 2009.

Alex Waldemar Zornig

Investor Relations Director

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

Additional Information and Where to Find It:

This communication contains information with respect to (1) the proposed merger (incorporação) of BrTP with and into BrTO, (2) the proposed share exchange (incorporação de ações) between BrTO and Coari , and (3) the proposed merger (incorporação) of Coari with and into Telemar. In connection with the merger of BrTP with and into BrTO, we plan to file with the U.S. Securities and Exchange Commission (the “Commission”) (i) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BrTP, and (ii) other documents regarding the merger. In connection with the proposed share exchange between BrTO and Coari, we plan to file with the Commission (i) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BrTO, and (ii) other documents regarding the proposed share exchange. In connection with the proposed merger of Coari with and into Telemar, we plan to file with the Commission (i) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (ii) other documents regarding the proposed merger. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, Telemar, Coari, BrTP and BrTO, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

Exhibit 2

Set forth below are certain excerpts from the Registration Statement on Form F-4 of Brasil Telecom S.A. (“Brasil Telecom”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2009 relating to the proposed merger of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom (the “Registration Statement”).

You may access a copy of the Registration Statement through the website that the SEC maintains at http://www.sec.gov. The Registration Statement is also available to the public through the internet website of Brasil Telecom Holding and Brasil Telecom at www.brasiltelecom.com.br/ir. The information included on the websites of Brasil Telecom Holding and/or Brasil Telecom or that might be accessed through those websites is not included or incorporated by reference in the prospectus included in the Registration Statement or in the Registration Statement.

You may read and copy the Registration Statement at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Investors and security holders may also obtain a copy of the Registration Statement free of charge from Brasil Telecom.

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PART ONE—QUESTIONS AND ANSWERS ABOUT THE MERGER

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Q:	What is the merger?

A:	The merger proposed by Brasil Telecom and Brasil Telecom Holding is a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. Pursuant to the proposed merger, each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders seeking withdrawal of their common shares) will be converted automatically into 1.2190981 common shares of Brasil Telecom without any further action by the holders thereof. Each issued and then outstanding preferred share of Brasil Telecom Holding (including preferred shares of Brasil Telecom Holding represented by the Brasil Telecom Holding ADSs) will be converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom without any further action by the holders thereof. All issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding will be cancelled. As a result of the merger, Brasil Telecom Holding will cease to exist.

Q:	What are the reasons for the merger?

A:	The merger is a step in the corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom are undertaking to reorganize Telemar’s interests in Brasil Telecom. The corporate reorganization is expected to be accomplished through three transactions that will occur consecutively and will cumulatively result in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger, (2) a mandatory share exchange (incorporação de ações) under Brazilian law in which shares of Coari Participações S.A., or Coari, a wholly owned subsidiary of Telemar, will be issued in exchange for shares of Brasil Telecom, other than shares of Brasil Telecom held directly by Coari, or the share exchange, and (3) a merger (incorporação) under Brazilian law of Coari with and into Telemar, with Telemar as the surviving company, or the Telemar merger.

The share exchange and the Telemar merger are expected to be completed as soon as practicable after the completion of the merger. However, we cannot offer investors assurances regarding the dates on which these transactions will be completed, that these transactions will take place as planned or that they will ultimately be completed. In connection with the share exchange, Telemar plans to cause to be filed with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the share exchange, and in connection with the Telemar merger, Telemar plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the Telemar merger. Neither Telemar nor Coari is offering the shares to be issued in the share exchange or the Telemar merger by means of this prospectus. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the SEC regarding the share exchange and the Telemar merger, when available, free of charge on the SEC’s website at www.sec.gov or from Telemar.

We believe that the merger will enable Brasil Telecom to:

•	align the interests of the shareholders of Brasil Telecom Holding and Brasil Telecom, which are currently under common control;

•	simplify the capital and corporate structures of Brasil Telecom and Brasil Telecom Holding, thereby reducing administrative costs;

•	provide you with securities that Brasil Telecom expects will enjoy greater market liquidity than the securities you currently hold; and

•

eliminate the costs of separate listings of the shares of Brasil Telecom Holding and Brasil Telecom, as well as costs arising from the separate public reporting obligations of Brasil Telecom Holding and Brasil Telecom.

We have been advised that Telemar believes that the corporate reorganization will enable it to:

•	align the interests of the shareholders of Telemar, Brasil Telecom Holding and Brasil Telecom, which are all currently under common control;

•	facilitate the unification, standardization and the rationalization of the general administration of Telemar and Brasil Telecom;

•	simplify the shareholding and organizational structure of Telemar’s business, expand its shareholder base and reduce management and administrative costs; and

•	provide you with securities that we expect will enjoy greater market liquidity than the securities you currently hold or will hold following the merger.

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PART TWO—SUMMARY

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The Merger

The merger is a step in the corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom are undertaking to reorganize Telemar’s interests in Brasil Telecom. The corporate reorganization is expected to be accomplished through three transactions that will occur consecutively and will cumulatively result in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger, (2) a mandatory share exchange (incorporação de ações) under Brazilian law in which shares of Coari, a wholly owned subsidiary of Telemar, will be issued in exchange for shares of Brasil Telecom, other than shares of Brasil Telecom held directly by Coari, and (3) a merger (incorporação) under Brazilian law of Coari with and into Telemar, with Telemar as the surviving company.

The share exchange and the Telemar merger are expected to be completed as soon as practicable after the completion of the merger. However, we cannot offer investors assurances regarding the dates on which these transactions will be completed, that these transactions will take place as planned or that they will ultimately be completed. In connection with the share exchange, Telemar plans to cause to be filed with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the share exchange, and in connection with the Telemar merger, Telemar plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the Telemar merger. Neither Telemar nor Coari is offering the shares to be issued in the share exchange or the Telemar merger by means of this prospectus. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the SEC regarding the share exchange and the Telemar merger, when available, free of charge on the SEC’s website at www.sec.gov or from Telemar.

Purpose of and Reasons for the Merger and the Corporate Reorganization

We believe that the merger will enable Brasil Telecom to:

•	align the interests of the shareholders of Brasil Telecom Holding and Brasil Telecom, which are currently under common control;

•	simplify the capital and corporate structures of Brasil Telecom and Brasil Telecom Holding, thereby reducing administrative costs;

•	provide you with securities that Brasil Telecom expects will enjoy greater market liquidity than the securities you currently hold; and

•

eliminate the costs of separate listings of the shares of Brasil Telecom Holding and Brasil Telecom, as well as costs arising from the separate public reporting obligations of Brasil Telecom Holding and Brasil Telecom.

We have been advised that Telemar believes that the corporate reorganization will enable it to:

•	align the interests of the shareholders of Telemar, Brasil Telecom Holding and Brasil Telecom, which are all currently under common control;

•	facilitate the unification, standardization and the rationalization of the general administration of Telemar and Brasil Telecom;

•	simplify the shareholding and organizational structure of Telemar’s business, expand its shareholder base and reduce management and administrative costs; and

•	provide you with securities that we expect will enjoy greater market liquidity than the securities you currently hold or will hold following the merger.

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PART THREE—RISK FACTORS

Risks Relating to the Merger

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The other steps related to the corporate reorganization, including the share exchange and the Telemar merger, may not occur.

The merger is a step in the corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom are undertaking to reorganize Telemar’s interests in Brasil Telecom. The corporate reorganization is expected to be accomplished through three transactions that will occur consecutively and will cumulatively result in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger, (2) a mandatory share exchange in which shares of Coari, a wholly owned subsidiary of Telemar, will be issued in exchange for shares of Brasil Telecom, and (3) a merger of Coari with and into Telemar, with Telemar as the surviving company.

The share exchange and the Telemar merger are expected to be completed as soon as practicable after the completion of the merger. However, we cannot offer investors assurances regarding the dates on which these transactions will be completed, that these transactions will take place as planned or that they will ultimately be completed. If these transactions do not take place, one of the primary benefits of the corporate reorganization, the simplification of the capital structure of Telemar, Brasil Telecom and our company, will not be fully achieved.

PART FIVE—THE MERGER

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Reasons for the Merger

The merger is a step in the corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom are undertaking to reorganize Telemar’s interests in Brasil Telecom. The corporate reorganization is expected to be accomplished through three transactions that will occur consecutively and will cumulatively result in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger, (2) a mandatory share exchange (incorporação de ações) under Brazilian law in which shares of Coari, a wholly owned subsidiary of Telemar, will be issued in exchange for shares of Brasil Telecom, other than shares of Brasil Telecom held directly by Coari, and (3) a merger (incorporação) under Brazilian law of Coari with and into Telemar, with Telemar as the surviving company.

The share exchange and the Telemar merger are expected to be completed as soon as practicable after the completion of the merger. However, we cannot offer investors assurances regarding the dates on which these transactions will be completed, that these transactions will take place as planned or that they will ultimately be completed. In connection with the share exchange, Telemar plans to cause to be filed with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the share exchange, and in connection with the Telemar merger, Telemar plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the Telemar merger. Neither Telemar nor Coari is offering the shares to be issued in the share exchange or the Telemar merger by means of this prospectus. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the SEC regarding the share exchange and the Telemar merger, when available, free of charge on the SEC’s website at www.sec.gov or from Telemar.

We believe that the merger will enable Brasil Telecom to:

•	align the interests of the shareholders of Brasil Telecom Holding and Brasil Telecom, which are currently under common control;

•	simplify the capital and corporate structures of Brasil Telecom and Brasil Telecom Holding, thereby reducing administrative costs;

•	provide you with securities that Brasil Telecom expects will enjoy greater market liquidity than the securities you currently hold; and

•

eliminate the costs of separate listings of the shares of Brasil Telecom Holding and Brasil Telecom, as well as costs arising from the separate public reporting obligations of Brasil Telecom Holding and Brasil Telecom.

We have been advised that Telemar believes that the corporate reorganization will enable it to:

•	align the interests of the shareholders of Telemar, Brasil Telecom Holding and Brasil Telecom, which are all currently under common control;

•	facilitate the unification, standardization and the rationalization of the general administration of Telemar and Brasil Telecom;

•	simplify the shareholding and organizational structure of Telemar’s business, expand its shareholder base and reduce management and administrative costs; and

•	provide you with securities that we expect will enjoy greater market liquidity than the securities you currently hold or will hold following the merger.